UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2005

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

TABLE OF CONTENTS

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
ITEM 2. Management’s Discussion and Analysis of Financial Condition
SIGNATURES

PART 1. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2004, a copy of which has been filed with the Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations

(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2005	2004

Auction revenues	$48,578	$37,670
Direct expenses	5,484	4,547

	43,094	33,123

Expenses:
Depreciation and amortization	3,399	2,962
General and administrative	22,556	19,417

	25,955	22,379

Earnings from operations	17,139	10,744
Other income (expense):
Interest expense	(679)	(960)
Gain on disposition of capital assets	5,448	48
Other	198	63

	4,967	(849)

Earnings before income taxes	22,106	9,895
Income taxes:
Current	8,345	3,061
Future	86	244

	8,431	3,305

Net Earnings	$13,675	$6,590

Net earnings per share (in accordance with Canadian and United States GAAP) (note 5):
Basic	$0.40	$0.19
Diluted	$0.40	$0.19

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2005	2004
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$180,016	$132,632
Accounts receivable	108,332	19,281
Inventory	8,540	13,091
Advances against auction contracts	3,472	968
Funds committed for debt repayment (note 4)	6,065	1,857
Prepaid expenses and deposits	3,330	2,323
Other assets	1,013	654
Future income tax asset	386	496

	311,154	171,302

Capital assets (note 3)	224,593	226,624
Funds committed for debt repayment (note 4)	1,392	5,108
Other assets	1,709	1,876
Goodwill	37,421	37,499

	$576,269	$442,409

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$176,535	$47,581
Accounts payable and accrued liabilities	36,678	45,334
Income taxes payable	11,596	6,383
Current portion of long-term debt (note 4)	40,594	35,133

	265,403	134,431

Long-term debt (note 4)	4,154	10,792
Other liabilities	1,586	1,563
Future income tax liability	6,336	6,359

Shareholders’ equity:
Share capital (note 5)	77,947	76,445
Additional paid-in capital	8,181	7,859
Retained earnings	193,342	183,438
Foreign currency translation adjustment	19,320	21,522

	298,790	289,264

Commitments and contingencies (note 6)

	$576,269	$442,409

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of United States dollars)
(Unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-In	Retained	Translation	Shareholders'
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2004	$76,445	$7,859	$183,438	$21,522	$289,264
Exercise of stock options	1,502	(222)	—	—	1,280
Stock compensation tax adjustment	—	126	—	—	126
Stock compensation expense	—	418	—	—	418
Net earnings	—	—	13,675	—	13,675
Cash dividends paid	—	—	(3,771)	—	(3,771)
Foreign currency translation adjustment	—	—	—	(2,202)	(2,202)

Balance, March 31, 2005	$77,947	$8,181	$193,342	$19,320	$298,790

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,
	2005	2004

Cash provided by (used in):
Operating activities:
Net earnings	$13,675	$6,590
Items not involving cash:
Depreciation	3,399	2,962
Stock compensation expense	418	396
Future income taxes	86	175
Net gain on disposition of capital assets	(5,448)	(48)
Changes in non-cash working capital:
Accounts receivable	(89,051)	(46,679)
Inventory	4,551	3,833
Advances against auction contracts	(2,504)	(3,467)
Prepaid expenses and deposits	(1,007)	728
Income taxes payable	5,339	(507)
Auction proceeds payable	128,954	85,682
Accounts payable and accrued liabilities	(8,656)	(6,595)
Other	1,296	325

	51,052	43,395
Investing activities:
Acquisition of business	—	(1,164)
Capital asset additions	(4,311)	(3,591)
Proceeds on disposition of capital assets	6,537	330
Increase in other assets	(192)	(1)

	2,034	(4,426)
Financing activities:
Issuance of share capital	1,280	2,272
Dividends on common shares	(3,771)	(2,549)
Repayment of long-term debt	(1,059)	(628)
Increase in other liabilities	23	22
Increase in funds committed for debt repayment	(492)	(465)

	(4,019)	(1,348)
Effect of foreign currency rates on cash and cash equivalents	(1,683)	(696)

Increase in cash and cash equivalents	47,384	36,925
Cash and cash equivalents, beginning of period	132,632	119,009

Cash and cash equivalents, end of period	$180,016	$155,934

Supplemental information:
Interest paid	$622	$859
Income taxes paid	$2,751	$4,280

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

1.	Significant accounting policies:

(a)	Basis of presentation:

These unaudited consolidated financial statements present the financial position, results of operations, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP. The interim consolidated financial statements should be read in conjunction with the December 31, 2004 audited consolidated financial statements.

(b)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment, but also include net profits on the sale of inventory, incidental interest income, Internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 6).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

1. Significant accounting policies (continued):

(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

3.	Capital assets:

		Accumulated	Net book
March 31, 2005	Cost	depreciation	value

Buildings	$120,657	$19,285	$101,372
Land and improvements	104,976	4,235	100,741
Land and buildings under development	856	—	856
Automotive equipment	11,842	4,335	7,507
Yard equipment	9,593	4,862	4,731
Office equipment	6,245	3,840	2,405
Computer equipment	5,489	2,805	2,684
Computer software	11,488	9,412	2,076
Leasehold improvements	3,204	983	2,221

	$274,350	$49,757	$224,593

		Accumulated	Net book
December 31, 2004	Cost	depreciation	value

Buildings	$113,742	$18,588	$95,154
Land and improvements	100,154	4,125	96,029
Land and buildings under development	13,538	—	13,538
Automotive equipment	11,389	4,272	7,117
Yard equipment	9,540	4,685	4,855
Office equipment	6,169	3,799	2,370
Computer equipment	5,784	2,940	2,844
Computer software	11,114	8,766	2,348
Leasehold improvements	3,321	952	2,369

	$274,751	$48,127	$226,624

During the three months ended March 31, 2005, the Company capitalized interest of $26,000 (three months ended March 31, 2004 – $47,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

4.	Long-term debt:

	March 31,	December 31,
	2005	2004

Term loans, unsecured, bearing interest between 5.95% and 7.91%, due in minimum annual installments of $2.9 million ($1.0 million towards principal, $1.9 million towards a sinking fund), with final payments occurring in 2005 and 2006.	$16,000	$17,000

Revolving loans, denominated in Canadian dollars, unsecured, bearing interest at the Canadian Prime Rate plus 0.25%, due in monthly installments of interest only, with the full amount of the principal due in 2005.	12,397	12,505

Revolving loans, unsecured, bearing interest at 3.475%, due in monthly installments of interest only, with the full amount of the principal due in 2005.	15,500	15,500

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the Australian prime rate and 6.5%, due in quarterly installments of AUD75,000, plus interest, with final payment occurring in 2008.	851	920

	44,748	45,925
Current portion	(40,594)	(35,133)

Non-current portion	$4,154	$10,792

The Company expects to refinance certain of its long-term debt in 2005. If this occurs, the funds committed for debt repayment recorded in current assets on the balance sheet, in excess of any amounts used to repay debt, will become cash and cash equivalents and available for general purposes.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

5.	Share capital:

(a)	Shares issued:

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2004	34,262,300
Issued for cash, pursuant to stock options exercised	70,100

Issued and outstanding, March 31, 2005	34,332,400

The Company’s common shares were split on a two-for-one basis on May 4, 2004. All share, per share and stock option information in the consolidated financial statements gives effect to the stock split on a retroactive basis.

(b)	Stock option plan:

Stock option activity for the three months ended March 31, 2005 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2004	808,998	$18.38
Granted	201,800	32.41
Exercised	(70,100)	18.26
Expired	(9,900)	32.41

Outstanding, March 31, 2005	930,798	$21.28

Exercisable, March 31, 2005	728,898	$18.43

The options outstanding at March 31, 2005 expire on dates ranging to February 23, 2015.

The following is a summary of stock options outstanding and exercisable at March 31, 2005:

		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted		Weighted
Range of	Number	Remaining	Average	Number	Average
Exercise Prices	Outstanding	Life (years)	Exercise Price	Exercisable	Exercise Price

$11.675 - $13.050	202,400	6.3	$12.32	194,400	$12.32
$13.344 - $15.525	270,198	6.9	14.96	270,198	14.96
$26.460 - $32.410	458,200	9.3	28.96	264,300	26.46

	930,798			728,898

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

5.	Share capital (continued):

(c)	Stock-based compensation:

The Company uses the fair value based method to account for employee stock-based compensation awards. During the three month period ended March 31, 2005, the Company recognized compensation cost of $418,000 (2004 – $396,000) in respect of options granted in 2004 and 2005 under its stock option plan.

For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2005	2004

Risk free interest rate	3.7%	3.0%
Dividend yield	1.39%	1.15%
Expected lives	5years	5years
Volatility	20.0%	19.6%

The weighted average grant date fair value of options granted during the period ended March 31, 2005 was $6.83 per option (2004 – $5.34). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

5.	Share capital (continued):

(d)	Net earnings per share:

The computations for basic and diluted earnings per share are as follows:

	Three months ended March 31, 2005

			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$13,675	34,287,108	$0.40
Effect of dilutive securities:
Stock options	—	330,115	—

Diluted net earnings per share	$13,675	34,617,223	$0.40

	Three months ended March 31, 2004

			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$6,590	34,024,340	$0.19
Effect of dilutive securities:
Stock options	—	381,976	—

Diluted net earnings per share	$6,590	34,406,316	$0.19

6.	Commitments and contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At March 31, 2005 the Company had outstanding guarantees under contract totaling $25,413,000 (undiscounted and before estimated proceeds from sale at auction) for industrial equipment to be sold prior to May 31, 2005 (December 31, 2004 — $6,202,000). The Company also had guarantees under contract totaling $31,915,000 relating to agricultural auctions to be held prior to June 18, 2005 (December 31, 2004 — $14,726,000). The Company has not recorded a liability with respect to these guarantee contracts.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements

Three months ended March 31, 2005 and 2004
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004 is unaudited)

7.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the three months ended March 31, 2005 and 2004, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

US GAAP requires the preparation of a statement of comprehensive income. Comprehensive income is defined as the change in equity of a business enterprise during the period from transactions and other events and circumstances from non-owner sources. The statement of comprehensive income reconciles the reported net earnings to the comprehensive income amount as follows:

	2005	2004

Net earnings in accordance with Canadian and United States GAAP	$13,675	$6,590
Other comprehensive income:
Foreign currency translation adjustment	(2,202)	(1,388)

Comprehensive income in accordance with United States GAAP	$11,473	$5,202

Accumulated other comprehensive income, which under US GAAP is presented as a separate component of shareholders’ equity, is comprised of the following:

	2005	2004

Foreign currency translation adjustment:

Balance, December 31	$21,522	$12,727
Change during the period	(2,202)	(1,388)

Balance, March 31	$19,320	$11,339

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004. This discussion should be read in conjunction with our consolidated financial statements and notes thereto for the quarter ended March 31, 2005, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004, which are included in our 2004 Annual Report on Form 40-F.

The date of this discussion is as of April 25, 2005. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at March 31, 2005 we operated from approximately 110 locations, including 30 auction sites, in 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment used in the construction, transportation, mining, forestry, petroleum, material handling, marine and agricultural industries.

We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within the global industrial equipment market are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of these assets, which is driven by the ongoing production of new trucks and equipment. Analysts estimate that approximately $100 billion of the type of assets we sell changes hands each year; we estimate that our share of this market is less than 2%.

In recent periods, an average of approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between owners of industrial assets are still the dominant type of transaction in the used truck and equipment markets.

We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our Internet tools and our in-depth experience in the marketplace.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum prices for anything sold at a Ritchie Bros. auction — each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract them to the auction, and they are willing to travel long distances because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions. Evidence of this is the fact that in recent periods, an average of over 50% of the trucks and equipment sold at our auctions leaves the region of the sale.

We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users of industrial assets rather than resellers, is appealing to sellers of used trucks and equipment and generates a greater volume of consigned equipment than our competitors. Higher consignment volumes attract more bidders, which in turn attract greater consignments, and so on. During the quarter ended March 31, 2005, we had nearly 50,000 bidder registrations at our industrial auctions, compared to approximately 46,000 in the first quarter of 2004. We received more than 5,200 industrial asset consignments in the quarter ended March 31, 2005, compared to over 4,600 in the equivalent period in 2004. A consignment is typically comprised of multiple lots.

One of our primary goals is to continue to grow our gross auction sales, which is the total proceeds from all items sold at our auctions. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions, particularly within Europe, North America and Asia. We intend to continue to look for ways to capitalize on our competitive advantages outlined above. Where there are opportunities for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of their assets, we will pursue that opportunity.

We are also using the Internet to increase our level of service and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. Nearly 20% of the bidders at our auctions in recent quarters participated over the Internet. In addition, we continue to develop and upgrade our technical and physical infrastructure, as well as our recruiting and training programs, in order to improve the productivity of our employees and to enhance the service we provide to our customers.

During the quarter ended March 31, 2005, we conducted 29 unreserved industrial auctions at locations in North America, Europe, the Middle East and Australia. We also held four smaller unreserved agricultural auctions in the first quarter of 2005. Approximately 69% of our auction revenues was earned from operations in the United States (first quarter of 2004 — 68%), 12% was earned in Canada (first quarter of 2004 — 12%) and the remaining 19% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (first quarter of 2004 — 20%). We had 643 full-time employees at March 31, 2005, including 208 sales representatives.

We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange (the TSX). At April 25, 2005 we had 34,332,400 common shares issued and outstanding and stock options outstanding to purchase a total of 930,798 common shares. On May 4, 2004, our issued and outstanding common shares were split on a two-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.

Sources of Revenue and Revenue Recognition

A key indicator of our operating performance is gross auction sales. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements; however, we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods. Auction revenues, which are reported as the top line of our Statement of Operations, and certain other Statement of Operations line items, are best understood by considering their relationship to gross auction sales.

Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the Internet purchase fee and proxy purchase fee applicable to purchases through our Internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately 75% of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced and, if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.

Our exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are generally outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time, because many of the contracts are signed in the fall of one year for auctions to be held in the spring of the next year. The combined exposure at any time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. In recent periods, guarantee contracts have generally represented in the range of 15% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have generally represented in the range of 10% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of future performance. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) depend on the mix and performance of contracts entered into with consignors in any particular period and fluctuate from period to period. Our auction revenue rate performance is presented below.

Prior to 2002, our long-term expected average auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and Internet purchase fees in 2003, our long-term expected average auction revenue rate increased to approximately 9.30%. At the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average auction revenue rate to 9.50%. At the end of 2003 we increased our expected average auction revenue rate to be in the range of 9.50% to 10.00%, and we reaffirmed this expectation at the end of 2004. Although we achieved a higher than expected auction revenue rate of 10.65% in the first quarter of 2005, we do not believe that this level is sustainable and continue to expect that our average annual auction revenue rate for 2005 will be in the range of 9.50% to 10.00%.

The largest contributor to the variability in our auction revenue rate is the performance of our underwritten business (guarantee and inventory contracts). In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate. This variability can be more pronounced in the first and third calendar quarters because of the seasonality of our business (see below).

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business, which is primarily affected by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.

Developments in 2005

Highlights of the first quarter of 2005 included:

•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $79 million.

•	We held our first auction at our new permanent auction site in Sacramento, California.

•	We entered into a three-year lease for a property in Livorno, Italy, which became a new regional auction unit.

•	We commenced construction on a new permanent auction site in Nashville, Tennessee.

•	We completed the sale of land that was not being used in our operations in Fort Worth, Texas, for proceeds of $6.0 million and a gain of $5.5 million.

•	We continued to progress with our strategic initiative, which we call Mission 2007, or M07, with the goal of developing more efficient, consistent and scalable business processes to support our growth objectives.

•	Roger Rummel, a Senior Vice-President and long-time member of our management team, retired effective March 31, 2005.

•	We established our first sales representative in Poland.

•	We broke a regional auction sales record in Denver, Colorado.

Subsequent to the quarter ended March 31, 2005, our Board of Directors appointed David D. Nicholson to the position of Senior Vice-President, South Central and South America Divisions, and Guylain Turgeon to the position of Senior Vice-President and Managing Director, European Operations.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Operating Results as at and for the year ended December 31, 2004, which is included in our 2004 Annual Report on Form 40-F.

Overall Performance

We ended the first quarter of 2005 with auction revenues of $48.6 million and net earnings of $13.7 million, or $0.40 per diluted common share. Net earnings for the quarter would have been $10.4 million, or $0.30 per diluted share, excluding the $3.3 million after-tax gain ($5.5 million before tax) on the sale of excess land in Texas. This performance compares to auction revenues of $37.7 million and net earnings of $6.6 million, or $0.19 per diluted common share, for the comparable period in 2004. Earnings increased primarily as a result of higher gross auction sales in 2005, combined with a stronger than expected auction revenue rate. We ended the quarter with working capital of $45.8 million, compared to $36.9 million at the end of 2004.

Results of Operations

Quarter Ended March 31, 2005 Compared to Quarter Ended March 31, 2004

We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first quarter of 2005, approximately 30% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. On a full-year basis, we expect to experience rates of approximately 30% and 40% respectively, which is roughly consistent with the relative proportions in recent periods. The proportion of revenues denominated in currencies other than the United States dollar in a given quarter will differ from the annual proportion depending on the size and location of auctions held during the period.

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In the past, fluctuations in the value of these currencies have not had a material impact on the presentation of our results of operations. However, in recent periods there has been a significant increase in the value of these currencies relative to the United States dollar. This increase, which we refer to in this discussion as the currency fluctuation, has resulted in higher reported auction revenues and operating costs than would have been reported had there been no currency fluctuation, as discussed in more detail below. However, we expect that any higher reported auction revenues and operating expenses in our annual consolidated financial statements will largely offset, making the impact of the currency fluctuation on our annual net earnings essentially neutral.

United States Dollar Exchange Rate Comparison

Three months ended March 31,	2005	% Change	2004

Average value of one U.S. dollar:

Canadian dollar	$1.2270	-6.9%	$1.3178
Euro	€0.7633	-4.5%	€0.7995
Weighted average change		-5%

Auction Revenues

Three months ended March 31,	2005	2004	% Change

Auction revenues	$48,578	$37,670	29%

Gross auction sales	$456,260	$378,642	20%

Auction revenue rate	10.65%	9.95%

The increase in auction revenues in the first quarter of 2005 compared to the equivalent period in the prior year was attributable to higher gross auction sales, a stronger auction revenue rate and the impact of the currency fluctuation. Gross auction sales in the first quarter of 2005 increased in the United States and Canada compared to the quarter ended March 31, 2004. The increase in the auction revenue rate in the first quarter of 2005 compared to the equivalent period in the prior year can be attributed primarily to the above average performance of our guarantee and inventory contracts. This underwritten business represented 23% of our total gross auction sales in the first quarter of 2005, which is in a similar range to the levels experienced in prior periods.

Our auction revenue rate of 10.65% for the first quarter of 2005 was above our expected range of 9.50% to 10.00%. We expect that our average auction revenue rate for 2005 will be within the range of 9.50% to 10.00%. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate in the future may be above or below this range.

A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate in the first quarter of 2005 would have impacted auction revenues by approximately $0.5 million, of which approximately $0.3 million or $0.01 per share would have flowed through to net earnings in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Three months ended March 31,	2005	2004	% Change

Direct expenses	$5,484	$4,547	21%
Direct expenses as a percentage of gross auction sales	1.20%	1.20%

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites.

Direct expenses as a percentage of gross auction sales, or the direct expense rate, fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due mainly to the economies of scale and other efficiencies typically achieved at permanent auction sites. Although our direct expense rate in the first quarter of 2005 was lower than our expected rate of 1.30% of gross auction sales, mainly as a result of several large auctions held during the quarter, we continue to expect that our annual direct expense rate for 2005 will be in the range of 1.30%. The average industrial auction in the first quarter of 2005 had gross auction sales of $15.6 million, which compared to $15.1 million in the first quarter of 2004 and $12.0 million for the full year in 2004.

Depreciation Expense

Three months ended March 31,	2005	2004	% Change

Depreciation expense	$3,399	$2,962	15%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation expense increased primarily as a result of the depreciation of new auction facilities constructed over the past few years and charges related to capitalized software development costs and computer infrastructure upgrades.

General and Administrative Expenses

Three months ended March 31,	2005	2004	% Change

General and administrative expenses	$22,556	$19,417	16%

General and administrative expenses, or G&A, include items such as labour costs (salaries, wages, performance bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, rent and lease payments, insurance, and advertising. The increase in G&A is attributable to a number of factors, including the currency fluctuation and costs incurred to support our growth initiatives (such as labour costs, meetings and conferences, rent and travel). For example, our headcount increased to 643 employees at March 31, 2005 from 606 at March 31, 2004. Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.

Interest Expense

Three months ended March 31,	2005	2004	% Change

Interest expense	$679	$960	-29%

Interest expense is comprised mainly of interest and bank charges paid on long term and revolving debt and operating credit lines. Interest expense decreased in 2005 because of lower average debt balances and lower average interest rates applicable to that debt.

Gain on Disposition of Capital Assets

Three months ended March 31,	2005	2004	% Change

Gain on disposition of capital assets	$5,448	$48	11,250%

The gain on disposition of capital assets in the first quarter of 2005 includes a $5.5 million gain recorded on the sale of land in Fort Worth, Texas, that was not being used in our operations.

Income Taxes

Three months ended March 31,	2005	2004	% Change

Income taxes	$8,431	$3,305	155%
Effective income tax rate	38.1%	33.4%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earn our income. The effective tax rate for the quarter ended March 31, 2005 was higher than the rate we experienced in the first quarter of 2004 as a result of differences in earnings within the various tax jurisdictions in which we earn our income, including the $5.5 million gain on sale of surplus land in Texas. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

Three months ended March 31,	2005	2004	% Change

Net earnings	$13,675	$6,590	108%
Net earnings per share — basic	0.40	0.19	111%
Net earnings per share — diluted	0.40	0.19	111%

Excluding the impact of the $5.5 million gain ($3.3 million after tax) recorded on the sale of redundant property, our net earnings for the first quarter of 2005 would have been $10.4 million, or $0.30 per basic and diluted share. Earnings increased in the first quarter of 2005 compared to the first quarter of 2004 mainly as a result of higher gross auction sales and a higher auction revenue rate applicable to those sales, partially offset by higher G&A and income tax expenses. The currency fluctuation did not have a material net effect on earnings for the quarter ended March 31, 2005 or 2004.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2004 and 2003.

	Q1 2005		Q4 2004		Q3 2004		Q2 2004

Gross auction sales (1)	$456,260		$549,796		$307,188		$553,776

Auction revenues	$48,578		$57,142		$31,449		$55,996
Net earnings	13,675	(2)	11,335	(3)	1,810	(3)	15,164

Net earnings per share — basic	$0.40	(2)	$0.34	(3)	$0.05	(3)	$0.44
Net earnings per share — diluted	0.40	(2)	0.33	(3)	0.05	(3)	0.44

	Q1 2004	Q4 2003	Q3 2003	Q2 2003

Gross auction sales (1)	$378,642	$477,107	$277,832	$462,979

Auction revenues	$37,670	$47,719	$29,785	$47,657
Net earnings	6,590	12,417	2,721	12,881

Net earnings per share — basic	$0.19	$0.37	$0.08	$0.38
Net earnings per share — diluted	0.19	0.36	0.08	0.38

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the first quarter of 2005 include a gain of $5,493 recorded on the sale of redundant property ($3,296 after tax). Excluding this gain, net earnings would have been $10,379, or $ 0.30 per share basic and diluted.

(3)	Net earnings in the third and fourth quarters of 2004 include income taxes of $888 and $1,218, respectively, recorded in connection with realized foreign exchange gains at the subsidiary level on certain term debt that came due in the second half of 2004. Excluding this charge, which we do not expect to recur in future periods, net earnings would have been $2,698, or $0.08 per share basic and diluted, for the third quarter and $12,553, or $0.37 per basic share and $0.36 per diluted share, for the fourth quarter.

Liquidity and Capital Resources

	March 31,	December 31,
	2005	2004	% Change

Working capital	$45,751	$36,871	24%

Our cash position can fluctuate significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of the auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at March 31, 2005 is adequate to meet our needs.

Three months ended March 31,	2005	2004	% Change

Cash provided by (used in):
Operating activities	$51,052	$43,395	18%
Investing activities	2,034	(4,426)	146%
Financing activities	(4,019)	(1,348)	-198%

Capital asset additions were $4.3 million for the quarter year ended March 31, 2005 compared to $3.6 million in the equivalent quarter of 2004. Our capital expenditures in 2005 related primarily to investments in computer software and equipment and construction of our new permanent auction site in Sacramento, California. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further decrease of $1.9 million in the capital assets reported on our consolidated balance sheet in 2005, compared to a decrease of $1.2 million in the first quarter of 2004.

In April 2005, we acquired approximately 125-acres of land in Houston, Texas for cash consideration of $8.5 million. We intend to build a new permanent auction site on this land, to replace our existing permanent auction site in Houston.

We intend to add additional or replace existing permanent auction sites in selected locations around the world as appropriate opportunities arise, though actual expenditure levels in the future will depend on our ability to identify, acquire and develop suitable sites. We are currently expecting to add or replace an average of one or two auction sites per year, but may acquire more properties if we are able to identify additional suitable locations. We expect that total capital expenditures, including maintenance capital expenditures, will be in the range of $20 million for 2005, although we may exceed this range if we are able to accelerate the expansion of auction sites. Additional expenditures may also be required to achieve our Mission 2007 strategic initiatives, depending on the scope of our required system improvements. Future capital expenditures will be funded primarily from existing working capital or draws on available credit facilities.

We paid a regular cash dividend of $0.11 per share during the quarter ended March 31, 2005. The total dividend payment was approximately $3.8 million.

Our debt and available credit facilities at March 31, 2005 and 2004 are as follows:

	March 31,	December 31,
	2005	2004	% Change

Long-term debt (including current portion of long-term debt)	$44,748	$45,925	-3%

Credit facilities — total available:	$159,513	$159,923

Credit facilities — total unused:	$114,765	$113,998

We have established credit facilities with financial institutions in the United States, Canada, The Netherlands, and Australia. We had no floating rate debt at March 31, 2005. However, certain of our debt at March 31, 2005 consisted of revolving loans drawn on credit facilities, most of which were recorded in current liabilities in our financial statements. We expect to extend some of these revolving loans in 2005 when they come due, and they are subject to short-term interest rates until their due dates. At March 31, 2005, we were in compliance with all of the financial covenants applicable to our long-term debt.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar, which is our reporting currency. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the quarter ended March 31, 2005, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We expect that the effect of foreign currency fluctuations on our net earnings in 2005 will be essentially neutral. We have not hedged against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the three month period ended March 31, 2005 we recorded a decrease in our foreign currency translation adjustment balance of $2.2 million, compared to a $1.4 million decrease in the equivalent period in 2004. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Decreases in this balance arise primarily from the weakening of non-United States currencies against the United States dollar.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions and the average size of our auctions;

•	our competitive strengths;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates and depreciation expenses;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce;

•	our ability to meet our financial needs based on our working capital balance;

•	our future capital expenditures;

•	income tax rates in future periods;

•	amounts of our revenues and operating costs denominated in currencies other than the U.S. dollar and the effect of any currency exchange fluctuations;

•	our Mission 2007 strategic initiative, including its effect on our results of operations; and

•	renegotiating and extending existing indebtedness.

In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the following risk factors and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

We may incur losses related to our guarantee and outright purchase contracts and advances to consignors.

We generally offer our services to consignors on a straight commission basis. In some cases we will, subject to our evaluation of the items being consigned, either offer to:

•	guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

•	purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately 25% of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may incur losses related to our guarantees of clear title on the assets sold at our auctions.

We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer, where title registries are commercially available. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss; aggregate losses from these payments could be material.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims which arise in the ordinary course of our business. While the results of these claims have not historically had a material adverse effect on our financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur a loss. Aggregate losses from these claims could be material.

Our operating results are subject to quarterly variations.

Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

•	the timing, frequency and size of auctions;

•	the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction sites and related costs.

Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, would harm our business.

Significant erosion in the supply of, demand for, or market values of used trucks and equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used trucks and equipment are beyond our control, and market values for used trucks and equipment fluctuate based on circumstances beyond our control. In addition, price competition for new trucks and equipment has a direct impact on the supply of, demand for, and market value of used trucks and equipment.

We may be unable to sustain and manage our growth.

A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

•	identifying and developing new markets and market segments;

•	identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

•	successfully integrating new sites and any acquired businesses with our existing operations;

•	achieving acceptance by potential consignors and buyers of the auction process generally;

•	establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, both on a local and global basis;

•	receiving required governmental authorizations for proposed development or expansion;

•	designing and implementing business processes that are able to profitably support our growth; and

•	successfully managing expansion and obtaining required financing.

Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability, which could harm our operating results.

We conduct business globally and intend to continue expanding our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

Competition in our core markets may lead to reduced revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

We depend on a number of key personnel, and our business could be harmed if we lost the services of one or more of them. We also have a new CEO effective November 1, 2004.

Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. The loss of the services of one or more of these individuals could harm our business. We do not maintain key man insurance on the lives of any of our executive officers. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business. Peter J. Blake, our former Senior Vice-President and Chief Financial Officer, became CEO effective November 1, 2004, replacing David E. Ritchie, who had been CEO for many years and is one of our founders. Although Mr. Blake has been with Ritchie Bros. for 14 years, he does not have the same years of experience as Mr. Ritchie and has not previously been in the CEO role.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Our Internet-related initiatives may not improve our results over the long term and are subject to technological obsolescence and potential service interruptions; in addition, we may not be able to compete with our competitors’ technologies.

We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. We may also not be able to continue to adapt our business to Internet commerce, our Internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

The success of our rbauctionBid-Live service and other services offered over the Internet, including equipment-searching capabilities, will depend largely on the continued development and maintenance of our infrastructure and the Internet in general. The performance of the Internet, as well as some of our internal hardware and software systems, is critical to our ability to offer online services. “Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other Internet access delays, may in the future interfere with the performance of the Internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the Internet. If we were unable to provide services over the Internet at an acceptable level of performance or reliability, our reputation could be damaged, which might result in us losing customers, which could result in adverse consequences for our business.

Our business is dependent on the availability and performance of our internal technology infrastructure.

The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. If we are unable to expand and upgrade our systems and infrastructure to accommodate any increases in the use of our Internet services in a timely fashion, or should we lose access to or the functionality of our systems for any reasons, our business could be harmed.

We use both internally developed and licensed systems for transaction processing and accounting, including billing and collections processing. We may need to improve these systems in order to accommodate the growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could have adverse consequences on our business. These difficulties could harm or limit our ability to expand our business.

We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could damage our business and lead to financial losses, which could be material.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: May 2, 2005	By:	/s/ Robert S. Armstrong

Robert S. Armstrong,
Corporate Secretary